

December 6, 2011

Via Facsimile

Mr. Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, Peoples' Republic of China

> **Re:** **Perfect World Co., Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed May 9, 2011**
> **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Related to Our Corporate Structure, page 17

1. We note your disclosure on page 18 that you are currently in the process of applying for registration of the pledge of PW Network's equity interest and that you intend to apply for registration of the pledge of Perfect Moment's equity interests. To the extent that these agreements have not been approved or registered, tell us how you considered including risk factor disclosure explaining that until such agreements are registered the company may have limited recourse against the shareholders of the VIEs should they default on their obligations. In addition, tell us why you believe that the lack of

registration does not affect your ability to enforce your contracts and, thus, your ability to exercise control over your VIEs.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition

Item-based revenue model, page 73

2.   Please include disclosure in future filings for your item-based revenue model to describe in greater detail the significant estimates and assumptions that management makes in determining the average period that a paying player typically plays your games and the estimated average life of your virtual goods. In addition, expand your disclosures to discuss the estimates and assumptions that you consider in differentiating between revenues attributable to durable and consumable virtual goods. We refer you to Section V of SEC Release No. 33-8350. Include in your response your proposed revised disclosure.

Foreign Currency Translation, page 79

3.   Your disclosure indicates that the functional currency of your company is US dollars. Please tell us and clarify in future filings which entities you are referring to in this statement. In this regard, your current disclosure is unclear if you are referring to your listing entity or your operating entities.

Results of Operations, page 81

4.   Please consider addressing how your product cycles effects your liquidity, capital resources, and results of operations. If specific releases, updates, acquisitions, or discontinuances caused material changes of your financial position or sales volatility from one period to another, you should provide more details of which products caused these changes and why.

5.   Please consider addressing how your acquisition strategy and expansion into foreign markets will affect your liquidity, capital resources, results of operation, and key performance measures. In particular, please clarify the effect on your margins. Please refer to SEC Release 33-8350 for more guidance.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 81

6.   Your disclosure on page 83 indicates that you have a net loss attributable to non-controlling shareholders that was mainly generated from your operations in the PRC. In

addition, we note your significant increase in net operating loss carryforwards for the year ended December 31, 2010 in your table on page F-42. Your current disclosures appear to be unclear as to the nature of these losses. In this regard, we note that you reported overall positive operating income and net income for the year ended December 31, 2010. Further, your segment disclosures on page F-43 do not appear to indicate losses either. Please tell us the nature of these losses and your considerations of expanding your disclosures to discuss these losses.

B. Liquidity and Capital Resources, page 84

General

7. Please include disclosure in future filings addressing how earnings are transferred from your PRC subsidiaries and consolidated affiliated entities to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure as outlined on page 60. Include in your response your proposed revised disclosure.

8. Please include disclosure in future filings to address the dividend and other loan restrictions that could impact your ability to meet the company's cash obligations. In this regard, we note your risk factor disclosures on page 26. We also note that PRC laws and regulations permit dividend payments from your PRC subsidiary only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. Please tell us and disclose any significant differences between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements. Include in your response your proposed revised disclosure.

9. We note from your risk factor disclosure on page 27 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends or remit loans to the company. Please revise your disclosures in future filings to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Include in your response your proposed revised disclosure. See Item 5.B.1.(b) of Form 20-F.

10. We note your disclosure on page F-42 that you are required to accrue for staff welfare benefits based on certain percentages of the employees' respective salaries. Please revise your disclosure in future filings to address the impact of these contributions and your expectation that future contributions could increase due to expanded workforce and/or increased wages. Include in your response your proposed revised disclosure. Refer to Section IV of SEC Release 33-8350.

Related Party Transactions, page 96

11.   Please advise why the transactions related to the Zhizhu Network and Ye Net are not disclosed in accordance with Item 7B of Form 20-F. Also, please describe the nature of your relationship with these entities by the Company and your management.

Item 15. Controls and Procedures, page 115

General

12.   We note that you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please address the following:

• In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to assess financial reporting risks that are relevant to all locations where you have operations.

• If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

• If you maintain your books and records of your foreign subsidiaries in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

• If you do not maintain the books and records of your foreign subsidiaries in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

13.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(2) Principles of consolidation and recognition of non-controlling interest, page F-9

14.   Explain to us how your disclosure addresses the nature of, and changes in, risks associated with your involvement with the VIEs. See ASC 810-10-50-2AA(c). For example, we note your disclosure on page 19 where you state that if you are found to be in violation of any existing or future PRC laws or regulations, you may be required to restructure your ownership structure or operations in the PRC. Additional actions could be to revoke the Company's business and operating licenses. Please revise your disclosures in future filings to state what impact such actions might have on the Group and on your ability to consolidate these entities. Include in your response your proposed revised disclosure.

15.   We note your disclosure on page 19 regarding your counsel's belief that your contractual arrangements are valid and binding. Your risk factor on page 26 indicates the uncertainties with respect to the PRC legal system. Please revise your disclosures in future filings to include a discussion of how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements. See ASC 810-10-50-2AA. Include in your response your proposed revised disclosure.

16.   Tell us and disclose in future filings how net income or losses are attributed to the parent and noncontrolling interests.

17.   Tell us how you have satisfied the disclosure requirements in ASC 810-10-50-2AA(d). Consider including consolidating financial data that separately shows the VIEs impact on the consolidated financial statements in order to illustrate how the VIEs affects the

reporting entity's financial position, financial performance, and cash flows. For example, the parent and other entities would be shown in one column, the VIEs in another, and the final column would show the consolidated financial information for each financial statement on a condensed basis.

18.   Tell us and disclose in your footnotes, the following details regarding the contractual arrangements between the VIEs and WFOEs:
   - Describe how the fees from the VIEs to the WFOEs is determined, paid and if the fee is significant,
   - Describe the powers granted to the WOFEs and how they cover the significant activities,
   - Describe the duration of the contracts, their remaining terms and how renewal of the contracts is accomplished; and
   - Describe the ways in which an operating VIE can terminate its contracts and whether any single party may unilaterally terminate the contracts.

Note 3. Concentration and risks, page F-21

19.   We note you disclose that management believes that the financial institutions that hold the companies cash are of high credit quality. Please explain how management made this determination. Consider whether further disclosures are necessary to disclose how management reached this conclusion such as whether there are governmental regulations that protect such cash balances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief